Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Provides Mexico Tax Update

September 7, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to provide an update on the status of unpaid Value Added Tax (“VAT”) refunds in Mexico. The Company has filed four lawsuits in Mexico to recover VAT refunds requested by Genco’s wholly owned Mexican subsidiary, La Guitarra Compañia Minera, which were rejected by the Mexican tax authorities, Servicio de Administracion Tributaria (“SAT”). The Mexican tax courts have ruled in La Guitarra’s favour in all four lawsuits and all four rulings were appealed by SAT. Genco has learned that the Mexican tax courts have now heard two of the appeals and, in both cases, the final rulings have upheld the original court decisions in La Guitarra’s favour. SAT has now refunded the previously withheld VAT refund to La Guitarra in both these cases.

In addition to the VAT claims, SAT has notified La Guitarra that it has conducted a tax reassessment for tax year 2003 and concluded there is an amount owing from the period. The taxes allegedly owing from 2003 are substantially made up of VAT which SAT claims La Guitarra should have paid because La Guitarra did not qualify for a 0% tax rate on production. In taking this position SAT appears to be relying on the same argument it has used to reject La Guitarra’s recent VAT claims. The Mexican tax courts have not supported SAT’s position with recent rulings in La Guitarra’s favour. The balance of the tax reassessment is for approximately $170,000 in income taxes plus penalties and interest relating to the VAT and income tax allegedly owing.

La Guitarra plans to appeal the 2003 tax reassessment and vigorously defend its position that it does not have any VAT, income tax or other amounts owing. At this time, Genco does not intend to pay the taxes or other amounts allegedly owing or post a bond, and therefore anticipates SAT may encumber La Guitarra’s assets by imposing what is known as an Embargo en la Via Administrativa.

Under an Embargo en la Via Administrativa La Guitarra will retain title and full use of its assets but, in the event of a ruling in SAT’s favour, La Guitarra will be required to pay any taxes, penalties or interest deemed owing. Genco has been informed by La Guitarra’s tax advisors that until a final decision is reached, La Guitarra can substitute collateral or pay any amounts deemed owing and any encumbrance of assets will be removed. Genco feels that, at the current time, an Embargo en la Via Administrativa will be the lowest cost option with limited risk.

It is expected that final rulings will be received on the remaining two VAT lawsuits within the next 6-12 months. Genco does not expect a final ruling to be given on the 2003 reassessment for 12-24 months or longer. For further information on these tax claims please see Genco news release dated January 27, 2010 and Genco’s Financial Statements and MD&A available on the Company’s web site or at www.sedar.com

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

James Anderson
Acting Chief Executive Officer
Telephone: (604) 682-2205 ext 223
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the

Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.